SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549




                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


             21ST CENTURY INSURANCE GROUP SAVINGS AND SECURITY PLAN
             ------------------------------------------------------
                            (Exact name of the plan)


                          21ST CENTURY INSURANCE GROUP
                          ----------------------------
                                (Name of issuer)


            6301 OWENSMOUTH AVENUE, WOODLAND HILLS, CALIFORNIA  91367
            ---------------------------------------------------------
            (Address of principal executive offices)         (Zip Code)

Financial  Statements  and  Supplemental  Schedule
21st  Century  Insurance  Group  Savings  and  Security  Plan
Years  ended  December  31,  2000  and  1999
with  Report  of  Independent  Auditors

             21st Century Insurance Group Savings and Security Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2000 and 1999




                                    CONTENTS

Report  of  Independent  Auditors . . . . . . . . . . . . . . . . . . . . . . .1

Audited  Financial  Statements

Statements  of  Net  Assets  Available  for  Benefits . . . . . . . . . . . . .2
Statements of Changes in Net Assets Available for Benefits . . . . . . . . . . 3
Notes  to  Financial  Statements . . . . . . . . . .  . . . . . . . . . .  . . 4


Supplemental  Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) . . . . . . . . 9

Independent  Auditors'  Consent . . . . . . . . . . . . . . . . . . . . . . . 10

                         Report of Independent Auditors



21st  Century  Insurance  Group  as  Plan  Administrator  of  the
  21st Century Insurance Group Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the 21st Century Insurance Group Savings and Security Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 /s/  Ernst  &  Young  LLP
Los Angeles, California
May  24,  2001

             21st Century Insurance Group Savings and Security Plan

                 Statements of Net Assets Available for Benefits


                                                      DECEMBER 31
                                                   2000          1999
                                               ------------  ------------
ASSETS
Investments, at fair value:
  Mutual funds                                 $ 65,673,781  $ 63,754,691
  21st Century Insurance Group common stock       3,742,439     5,251,648
  Short-term investment funds                        43,198        83,042
                                               ------------  ------------
                                                 69,459,418    69,089,381
Guaranteed investment contract, at fair value    26,415,653    25,859,734
Loans to participants                             7,199,999     7,302,570
                                               ------------  ------------
Total investments                               103,075,070   102,251,685

Receivables:
  Employer contribution                             138,197             -
  Employee contributions                            246,468             -
  Other                                                   -        46,638
                                               ------------  ------------
Net assets available for benefits              $103,459,735  $102,298,323
                                               ============  ============

See  accompanying  notes.

              21st Century Insurance Group Savings and Security Plan

            Statements of Changes in Net Assets Available for Benefits


                                                         YEAR ENDED DECEMBER 31
                                                          2000           1999
                                                      -------------  -------------
Additions to net assets:
  Investment income:
    Net appreciation (depreciation) in fair value of
      mutual funds                                    $ (7,833,900)  $  4,803,965
    Net depreciation in fair value of 21st Century
      Insurance Group common stock                      (1,168,034)    (1,114,918)
    Interest and dividends                               5,318,121      7,041,162
    Loan interest income                                   653,235        578,265
                                                      -------------  -------------
                                                        (3,030,578)    11,308,474

Contributions:
  Employer                                               3,377,624      2,974,939
  Employee                                               6,581,704      6,185,071
                                                      -------------  -------------
                                                         9,959,328      9,160,010
                                                      -------------  -------------
Total additions                                          6,928,750     20,468,484

Deductions from net assets:
  Benefits paid to participants                          5,735,143      4,896,654
  Administrative expenses                                   32,195         29,106
                                                      -------------  -------------
Net increase in net assets                               1,161,412     15,542,724

Net assets available for benefits:
  Beginning of year                                    102,298,323     86,755,599
                                                      -------------  -------------
  End of year                                         $103,459,735   $102,298,323
                                                      =============  =============

See  accompanying  notes.

             21st Century Insurance Group Savings and Security Plan

                          Notes to Financial Statements

                                December 31, 2000


1.  DESCRIPTION  OF  PLAN

The following brief description of the 21st Century Insurance Group Savings and Security Plan (Plan) provides only general information. Participants should refer to the Plan Document for more complete information. Copies of the Plan Document are available from the Human Resources Benefits Office.

GENERAL

The Plan is a defined contribution plan incorporating the provisions of Section 401(k) of the Internal Revenue Code and covering substantially all employees of 21st Century Insurance Group (Employer). The Plan enables participants to make contributions which the Employer matches in part. Contributions by and on behalf of participants are invested in accordance with the participants' investment designations in one or more investment categories. Plan participants have 15 investment categories from which they may choose to have their funds invested.

The Employer pays most of the Plan's administrative expenses. These expenses include, but are not limited to, legal, accounting and recordkeeping fees. However, loan fees are paid by participants, and investment expenses are paid by the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each participant can contribute up to 12% of earnings on a before-tax basis and up to an additional 5% of earnings on an after-tax basis. The Employer matches $.75 for every dollar contributed by a participant (before tax) up to a maximum of 6% of the participant's earnings. Forfeitures are used to offset future Employer-matching contributions. Participants may change their contribution percentages or cease making contributions at any time during the Plan year. In addition, they may elect to stop making contributions entirely. Effective June 17, 1991, Employer contributions follow the participant's fund election.

             21st Century Insurance Group Savings and Security Plan

1.  DESCRIPTION  OF  PLAN  (CONTINUED)

VESTING

Participants are immediately vested in their own contributions. Vesting in the Employer-contributed amount is based on years of service. A participant vests 25% after two years of service and an additional 25% for each additional year. A participant is 100% vested after five years of credited service.

PARTICIPANT  ACCOUNTS

Each participant's account is credited with his or her other contributions, any Employer matching contribution and an allocation of Plan earnings, and is charged with any withdrawals.

PARTICIPANT  LOANS

Each participant may obtain loans against his or her vested account balance. Loans made for purposes other than the purchase of a primary residence are at the prime rate plus two percent. Loans made for the purchase of a home are at the prime rate.

PAYMENT  OF  BENEFITS

Upon termination of service, a participant may generally elect to receive the value of his or her account in either a lump-sum amount (if eligible) or in installment payments for up to 15 years. Benefits become payable to participants upon their termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

PLAN  TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the

             21st Century Insurance Group Savings and Security Plan

1.  DESCRIPTION  OF  PLAN  (CONTINUED)

PLAN  TERMINATION  (CONTINUED)

Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

USE  OF  ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.
Actual  results  could  differ  from  these  estimates.

VALUATION  OF  INVESTMENTS

Investments are reported at fair value, using quoted market prices. Participant loans are reported at amounts owed by the participants.

3.  GUARANTEED  INVESTMENT  CONTRACT

The fixed rate fund is a guaranteed investment contract consisting of funds deposited with Pacific Life Insurance Company (Pacific Life). Pacific Life maintains the contributions in an unallocated account, with a guaranteed interest rate which is set annually not less than 30 days prior to the beginning of the Plan year. The set rate was 6.25% for 2000 and 1999. The account is credited with deposits and interest earnings and charged with Plan withdrawals. The Employer pays the contract administration charge.

Per the contract, no transfer may be made out of the account by an individual participant directly to a competing fixed income fund offered by the Plan.

The Employer may cancel the contract at any time by giving notice to Pacific Life. Ordinarily, transfer of the balance in the account would be made in four substantially equal annual installments starting within 90 days of cancellation. However, if the announced guaranteed interest rate is less than the current rate

             21st Century Insurance Group Savings and Security Plan

3.  GUARANTEED  INVESTMENT  CONTRACT  (CONTINUED)

and the balance in the account 60 days prior to the end of the Plan year exceeds 75% of the balance in the account at the beginning of the current Plan year, the Employer may cancel the contract within 30 days of the new rate announcement and may withdraw the total account balance within 30 days of cancellation.

4.  INVESTMENTS

The Plan's investments are invested in the Pacific Life guaranteed investment contract, in 21st Century Insurance Group Common Stock (21st Century Insurance Group Stock) and in 13 mutual funds administered by Fidelity Investments, which also acts as trustee for the Plan. Funds in transit to and from any of the investment options and the Plan Sponsor or the participants or other investment options are temporarily invested in short-term investments by the trustee. Fidelity Investments and 21st Century Insurance Group are considered parties in interest.

The  following  table  presents  the  Plan's  investments:

                                                        DECEMBER 31
                                                     2000          1999
                                                 ------------  ------------
Investments at fair value:
  Guaranteed Investment Contract                 $26,415,654*  $25,859,734*
  Mutual Funds:
    Fidelity Magellan Fund                        28,755,925*   30,261,203*
    Fidelity Equity-Income Fund                   13,612,201*   13,665,370*
    Spartan U.S. Equity Index Fund                 5,726,535*    6,459,446*
    Fidelity Contrafund                            6,342,191*    5,917,948*
    Fidelity Retirement Government Money Market
    Portfolio                                       2,038,486     1,217,272
    INVESCO Small Company Growth Fund               5,108,434     2,796,836
    Dreyfus Founders Balanced Fund                    564,829       702,374
    Templeton Foreign Fund I                        1,052,676       783,222
    Fidelity Freedom 2000 Fund                        125,179       136,115
    Fidelity Freedom 2010 Fund                        873,197       725,771
    Fidelity Freedom 2020 Fund                        611,573       675,260
    Fidelity Freedom 2030 Fund                        862,556       377,361
    Fidelity Freedom Income Fund                       43,198        36,513
  21st Century Insurance Group Stock                3,681,095    5,251,648*
  Loans to participants                            7,199,999*    7,302,570*
  Short-Term Investment Funds                          61,342        83,042
                                                 ------------  ------------
                                                 $103,075,070  $102,251,685
                                                 ============  ============

*Represents  5%  or more of the fair value of net assets available for benefits.

             21st Century Insurance Group Savings and Security Plan

4.  INVESTMENTS  (CONTINUED)

Interest  and  dividend  income was $5,318,121 for 2000 and $7,041,162 for 1999.

Net appreciation (depreciation) in fair value of mutual funds and Company stock was $(9,001,934) for 2000 and $3,689,047 for 1999.

5.  INCOME  TAX  STATUS

The Internal Revenue Service has issued a determination letter dated May 11, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

                              Supplemental Schedule

             20th Century Insurance Group Savings and Security Plan

                          EIN: 95-1935264   Plan:  001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                       DESCRIPTION OF INVESTMENT,
       IDENTITY OF ISSUE,               INCLUDING MATURITY DATE,
        BORROWER, LESSOR                RATE OF INTEREST, PAR OR                     CURRENT
        OR SIMILAR PARTY                     MATURITY VALUE              COST         VALUE
----------------------------------  --------------------------------  -----------  ------------

Pacific Life Insurance Company      Guaranteed Investment
                                      Contract                        $26,415,654  $ 26,415,654
Fidelity Retirement Government
  Money Market Fund (1)             Money Market Fund                   2,038,486     2,038,486
Fidelity Equity-Income Fund (1)     254,767 Mutual Fund Shares         11,773,174    13,612,201
Fidelity Magellan Fund (1)          241,039 Mutual Fund Shares         25,075,672    28,755,925
Fidelity Freedom Income Fund (1)    3,867 Mutual Fund Shares               43,430        43,198
Fidelity Freedom 2000 Fund (1)      10,599 Mutual Fund Shares             126,866       125,179
Fidelity Freedom 2010 Fund (1)      63,092 Mutual Fund Shares             827,471       873,197
Fidelity Freedom 2020 Fund (1)      40,003 Mutual Fund Shares             622,873       611,573
Fidelity Freedom 2030 Fund (1)      57,504 Mutual Fund Shares             908,757       862,556
Dreyfus Founders Balanced Fund (1)  61,261 Mutual Fund Shares             691,352       564,829
Spartan U.S. Equity Index Fund      122,336 Mutual Fund Shares          5,342,498     5,726,535
Fidelity Contrafund (1)             128,985 Mutual Fund Shares          7,141,324     6,342,191
INVESCO Small Company Growth
  Fund                              332,797 Mutual Fund Shares          5,778,956     5,108,434
Templeton Foreign Fund I            101,806 Mutual Fund Shares          1,041,723     1,052,676
Fidelity Short Term Investment
  Fund (1)                          Short-Term Investment Fund             61,342        61,342
21st Century Insurance Group
  Stock (1)                         258,320 Common Stock Shares         4,597,040     3,681,095
Participant Loans (1)               Interest rates between 8.5% and
                                      10.5%                                     -     7,199,999
                                                                                   ------------
                                                                                   $103,075,070
                                                                                   ============

(1)     Party-in-interest  to  the  Plan.

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-80180) pertaining to 21st Century Insurance Group Savings and Security Plan of our report dated May 24, 2001, with respect to the financial statements and schedule of 21st Century Insurance Group Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


                                                  /s/  Ernst  &  Young  LLP

Los  Angeles,  California
June  26,  2001

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          21st Century Insurance Group Savings and Security Plan


Date:  June 29, 2001

                                         By:  /s/  Richard  Andre
                                            ------------------------------------
                                            Richard Andre, Senior Vice President
                                            21st  Century  Insurance  Group
                                            Chairman  Benefits  Committee